Filed by VICI Properties Inc.
(Commission File No. 001-38372)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: MGM Growth Properties LLC and
MGM Growth Properties Operating Partnership LP
(Commission File No. 001-37733 and 333-215571, respectively)

Transcript: Ed Pitoniak, CEO of VICI Properties, at the Benzinga Reopening Stocks Summit
The following transcript represents a portion of the keynote address delivered by Ed Pitoniak, CEO of VICI Properties, at the Benzinga Reopening Stocks Summit held on Wednesday, August 18th, 2021.
Wednesday, 8/18 9:05 AM
Ed Pitoniak:

What we just announced two weeks ago was the acquisition of MGM Growth Properties, MGP, and with that acquisition, we acquire the highest quality portfolio in what we, in American experiential real estate. Seven assets in Las Vegas, eight magnificent assets across the rest of the U.S., including MGM Detroit where I know Benzinga is located, National Harbor, which is a majestic property on the Potomac River right outside of DC.

These are incomparable assets and through this acquisition of MGM [Growth Properties], we will become the Strip’s leading landlord. We will own 10 properties along the Las Vegas Strip in entirety, right, we will own nearly 700 acres along the Las Vegas Strip, we will own about 40,000 hotel rooms. If you're a big believer in Las Vegas, as I am, this will give our investors an incomparable opportunity to own “the thing behind the thing” on the most economically productive street in America. I will repeat that point, the most economically productive street in America. The Venetian alone did $1.8 billion dollars in revenue in 2019 pre-COVID, right. We have not been able to identify a single other American commercial real estate asset that generated that kind of revenue production in 2019 within its four walls, right. So, I'm sorry that this was maybe perhaps a little bit rushed, but we are so excited to be the “thing behind the thing” in this sector. I hope I've given you a sense of what the value can be in identifying the “thing behind the thing” before everybody else does. And along that line, if you take a look at VICI you will find that compared to other real estate asset classes, especially those that have positive secular tailwinds behind them as we do, we are among the cheapest you can find at this point. And with that, Brent, I'll turn it over to you in case we have any Q&A or otherwise want to wrap up.

Brent Slava, Head of Newsdesk, Benzinga:

Yeah Ed, I think you did a great job describing some of the things that your, you and your team are excited about, and our viewers were loving it. The chat on YouTube got some good questions in there, and I do want to hit you with a couple questions here. There was a question on convention bookings and I think you gave a timeline in there for when you said you think convention bookings are going to be starting to come back. I mean, what's the feel that you have? Why do you think that, whatever the timeline that you gave was, why do you think that convention bookings will be coming back when they will?

Ed Pitoniak:

Yeah, so when we did the acquisition of the Venetian in partnership with Apollo back in Q1, we collectively hired Bain to do a proprietary survey of American meeting planners to understand what their outlook was, what their forecast was for the return of meeting business, generally but specifically to Las Vegas, and what we're able to find is most conventions that were due to happen in 2020, in the first half of 2021, most of them never truly fully cancelled, most of them rebooked. And so the convention business on the books for Las Vegas in 2022 is very strong, and as we get into 2023, we're right back to 2023 levels. Now a number of people may say “oh geez, work from home” and all that kind of thing, you know, people don’t go to conventions anymore. The indication that we got from the meeting planners in America is their fundamental belief, and the feedback they're getting from their clients, is “we're gonna want to go to conventions more than ever.” “If we're not in the office every day and if we're not traveling the way we used to travel in order to have face-to-face engagement with our clients, we are going to rely on conferences, conventions and trade shows more than ever.” So the outlook is very strong and our conviction is very high.

Brent Slava:

Gotcha, great answer. One more real quick question that I wanted to ask you, you mentioned Caesars, MGM, Penn, Hard Rock, you mentioned a bunch of partners there. Can you give us a tease for how your team’s thinking about any potential partnerships moving forward?

Ed Pitoniak:

Yeah, so we, we obviously want to continue to grow in gaming, want to continue to grow in gaming in the U.S., both with commercial operators and then eventually we'd like to find a way as well to do business with tribal operators, who constitute an enormous part of American gaming. We want to grow internationally and in countries like Canada, Australia and elsewhere in gaming, but we've also begun to make our first moves outside of gaming, Brent. We're a big believer in experiential because we're a big believer in experiences over things, and we've made our first two moves with Chelsea Piers in New York and Great Wolf indoor waterpark resorts, and that's just the beginning of what we feel is a longer multi-year, multi-decade opportunity to allocate capital into great experiential businesses outside of gaming.

Brent Slava:
Awesome, Ed. We have Ed Pitoniak, he is CEO of VICI Properties. It's ticker V-I-C-I. Thanks so much for joining us today, way to get the Reopening Summit kicked off for us. Thank you.

Ed Pitoniak:
Thank you, Brent.

***

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on VICI Properties’, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that VICI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against VICI Properties or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm VICI’s or MGP’s business, including current plans and operations, (vii) the ability of VICI Properties or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of VICI common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact VICI’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of VICI and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VICI and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither VICI Properties nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the merger, VICI Properties intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations.
Participants in the Solicitation
VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VICI Properties is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/information statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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